Exhibit (a)(5)(C)

Employee FAQs

General Questions About the Merger

What was announced on January 31, 2018?

On January 31, 2018 we announced that we have entered into a definitive merger agreement with Seattle Genetics, Inc. (“Seattle Genetics”) for Seattle Genetics to acquire Cascadian Therapeutics, Inc. (“Cascadian”) at a price of $10.00 per share in an all-cash transaction, a significant premium to the previous trading price of Cascadian’s common stock.

What does the execution of the merger agreement with Seattle Genetics mean?

Under the merger agreement, Seattle Genetics agreed to start a tender offer to acquire all of the issued and outstanding common stock of Cascadian at a price of $10.00 per share in cash, assuming specified conditions are satisfied, including the tender by Cascadian stockholders of at least a majority of the outstanding shares of Cascadian common stock (on a fully diluted basis). Following the closing of the tender offer, a wholly owned subsidiary of Seattle Genetics will merge with and into Cascadian Therapeutics, with each share of Cascadian Therapeutics common stock that was not tendered being converted into the right to receive the same $10 per share in cash offered in the tender offer. Following the merger, Cascadian will become a subsidiary of Seattle Genetics.

When is the transaction expected to close?

Seattle Genetics commenced the tender offer on February 8, 2018, and the offer will expire at 12:00 midnight, New York City time, on March 9, 2018, unless Seattle Genetics extends the offer in accordance with the terms of the merger agreement. We anticipate that the transaction will close in March, 2018, if the offer period is not extended.

How will the integration process be managed prior to closing of the transaction?

During the period of time between the announcement and the closing of the transaction, Seattle Genetics and Cascadian will continue to operate as separate, independent entities, and Cascadian will continue its normal business activities. A cross-functional integration planning team consisting of members of Seattle Genetics and Cascadian will meet on a weekly basis to formulate plans for a successful integration of the teams upon the closing of the transaction. We will share additional information about the plans for integrating the two organizations as more becomes known.

Will Cascadian and the tucatinib development activities continue to operate as a stand-alone entity following the closing of the transaction or be integrated into the existing Seattle Genetics organization?

Prior to the closing of the transaction, Cascadian will continue its normal business activities. Seattle Genetics values the employees at Cascadian and plans to minimize disruption to the tucatinib development program.

Between now and the closing of the transaction, the integration planning team will formulate plans for the successful integration of the teams. We will share additional information about the plans for integrating the two organizations as more becomes known.

Will the Cascadian offices on 3101 Western Avenue remain open following the closing of the transaction?

Seattle Genetics has conveyed that it is their intention to retain the Seattle office after the closing of the transaction.

What do I tell my partners, vendors, suppliers, etc.?

Letters have been prepared for your partners and vendors that your senior managers will be sharing with you.

Human Resources Questions

What does the transaction mean to my job with Cascadian?

No decisions have been made at this time about the status of Cascadian’s employees following the closing of the transaction. Over the coming weeks, Seattle Genetics will evaluate their needs and the best way to combine the two organizations. Seattle Genetics is a growing organization with several products in late stage development. However, as with any combination involving two companies, there is the possibility of roles that are not needed in the combined organization or overlaps in existing job functions that may result in changes to duties or reporting relationships and workforce reductions. Seattle Genetics anticipates communicating specific employment-related and organizational structure decisions to Cascadian employees as soon as possible following the closing of the transaction, and have reiterated a commitment to clear, timely communication as we progress with integration planning. Until then, it is important that each of us remains focused on our important business priorities, avoiding any business disruption so we can continue our progress toward bringing tucatinib to patients.

Will I be asked to work from the Seattle Genetics Bothell location?

At least in the near term, employees will continue to work at the Seattle site.

If I am not retained following the closing of the transaction, what severance benefits are available to me?

Cascadian has adopted a Change in Control Severance Benefit Plan (the “Severance Plan”) for all non-executive employees. The Severance Plan is intended to provide eligible participants with compensation and continuation of benefits in the event of the participant’s qualifying involuntary termination.

Eligible employees have been provided a Participation Notice to inform them that they have been designated as a Participant in the Severance Plan. A copy of the Severance Plan was distributed with the Participation Notice and is available from Human Resources. The terms and conditions of participation in the Severance Plan are set forth in the Severance Plan and the Participation Notice, which together constitute the Summary Plan Description for the Plan. Please refer to the Severance Plan document for the complete terms governing the Severance Plan and a complete description of the benefits provided under the Severance Plan.

If my employment is continued with Seattle Genetics, will my base salary or bonus change?

In the merger agreement, Seattle Genetics has generally committed to maintaining cash compensation (combined base salary and bonus at target) opportunities at least at the same level through 2018. Additional information will be provided to you in the weeks following the closing of the transaction.

What will happen to Cascadian’s benefits plans, such as life and disability, medical, dental, and vision coverage, Flexible Spending Account (FSA) Plan and 401(k) Plan?

As part of the integration, we will be working with Seattle Genetics to help harmonize the benefits programs between the two companies. This will take time, but Seattle Genetics’ general approach is to minimize the impact on employees and families while providing enhanced benefits as soon as possible to our staff. For this reason, the current plan is for Cascadian’s medical, dental and vision plans to remain unchanged through the end of 2018, after which time coverage would be transitioned to the Seattle Genetics plans.

Because of increased coverage levels and ease of transition, the current plans are to transition coverage for maternity leave, short-term and long-term disability, life and AD&D benefits to the Seattle Genetics plans shortly after the closing of the transaction.

Employees will likely move onto the Seattle Genetics 401(k) plan shortly after closing. We will provide further information regarding the Cascadian 401(k) Plan prior to the closing of the transaction. Other plans, such as vacation time and holiday schedules will likely remain unchanged for the remainder of 2018.

We are in the process of determining treatment of the FSA Plan and will provide additional information once it has been confirmed. Additional information about benefits will be provided closer to and following the closing of the transaction.

Will Seattle Genetics recognize my previous service with Cascadian for the purposes of determining vesting and participation in benefits plans?

For purposes of vesting, participation, and eligibility to participate in Seattle Genetics’ employee benefit plans, generally credit will be given for years of service with Cascadian, unless such credit would result in a duplication of benefits.

Equity & ESPP Plans

What will happen to my Cascadian stock options and restricted stock units (RSUs)?

Until shares tendered into tender offer are accepted for payment, your Cascadian stock options and RSUs are not impacted and you may continue to exercise your vested stock options in accordance with the terms of your applicable agreements and in compliance with Cascadian’s Insider Trading Policy. Upon closing of the transaction, your stock options and RSUs (both vested and unvested) will be paid out in cash via payroll within two pay periods following the closing of the transaction. For stock options with an exercise price less than $10.00 per share, you will receive the difference between the $10.00 purchase price and the exercise price for each option, net of any required deductions and withholding taxes. Options with an exercise price of $10.00 or more will be cancelled upon the closing of the transaction and not receive any consideration. Your outstanding RSUs will be paid out in cash for $10.00 per share, net of any required deductions and withholding taxes. Payment will be made via payroll.

What will happen to the Employee Stock Purchase Plan (ESPP)?

The current offering period will be shortened by setting a new purchase date. The new purchase date will occur prior to the closing of the transaction. ESPP participants will be notified in writing prior to the new purchase date that the purchase date has been changed, and that your option to purchase shares will automatically be exercised on the new purchase date unless you withdraw from the offering period prior to such date. Due to greater participation in the ESPP and higher than anticipated stock purchases during the last two ESPP purchase periods, the shares currently reserved for the ESPP will not be enough to satisfy the share purchases on the new purchase date. As noted in the December ESPP enrollment email, future ESPP purchases are subject to an increase in the ESPP share reserve, which requires shareholder approval. Since the new purchase date is anticipated to be before required shareholder approval can be obtained, the ESPP share reserves will not be increased. The Company will make a pro rata allocation of the remaining reserve shares available for purchase on the purchase date, based on each participants contribution, and will return any excess ESPP funds that were contributed.

What will happen to shares that I have received upon settlement of vested RSUs and shares purchased through the ESPP prior to the closing of the tender offer?

Your broker will provide you with instructions for tendering shares of Cascadian common stock that have been issued upon settlement of vested RSUs and shares purchased through the ESPP. When deciding whether to tender your shares, you should review the documents filed with the United States Securities and Exchange Commission (the “SEC”) by Cascadian and Seattle Genetics. These filings are available without charge on the SEC’s public website.

What do I do now?

From a work perspective, it is business as usual until the transaction is completed. We ask that you stay focused and continue to work to meet your business objectives. We are committed to providing regular and ongoing communications regarding integration activities as we move forward.

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Additional Information about the Transaction

On February 8, 2018, a Seattle Genetics filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the SEC and Cascadian filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer described in this communication (the “Offer”) with the SEC. The offer to purchase shares of Cascadian Therapeutics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated toll-free at (888) 750-5834.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain, in addition to historical information, certain forward-looking statements, including, without limitation, statements regarding the pending acquisition of Cascadian Therapeutics, Inc. by Seattle Genetics, Inc. and its affiliates, including Valley Acquisition Sub, Inc. (the Offer, the merger and other related transactions are collectively referred to as the “Transactions”). Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “plans,” “expects,” “expected,” “will,” “intends,” “potential,” “project,” “possible,” “scheduled,” “estimates,” “intends,” “continue,” “ongoing,” “goal” and similar expressions or variations of such words and phrases or statements that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve risks and uncertainties related to Cascadian Therapeutics’ business and the general economic environment, many of which are beyond Cascadian Therapeutics’ control. Such uncertainties and risks include, without limitation: uncertainties as to the timing of the merger; uncertainties as to how many of the Cascadian Therapeutics’ stockholders will tender their stock in the Offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the Transactions (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the Transactions will divert management’s attention from Cascadian Therapeutics’ ongoing business operations; and other risks and uncertainties detailed from time to time in documents filed by Cascadian Therapeutics with the securities regulators in the United States on EDGAR and in Canada on SEDAR, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the tender offer statement filed by Seattle Genetics, Inc. and the solicitation/recommendation filed by Cascadian Therapeutics, and any amendments thereto. These risks, uncertainties and other factors could cause Cascadian Therapeutics’ actual results to differ materially from those projected in forward-looking statements. Although Cascadian Therapeutics believes that its forward-looking statements contained in this communication are reasonable as of the date hereof, it can give no assurance that its expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. Cascadian Therapeutics disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.